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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Encompass Services Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

29255U104

(CUSIP Number)

Mr. Andrew Africk
c/o Apollo Management IV, L. P.
1301 Avenue of the Americas
New York, New York 10019
(212) 515-3200

with copies to:

Michael D. Weiner, Esq.
Apollo Management IV, L.P.
1999 Avenue of the Stars, Suite 1900
Los Angeles, CA 90067
(310) 201-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  7.    Sole Voting Power

                1,688,000 shares of Common Stock
  8.    Shared Voting Power

                2,251,000 shares of Common Stock
  9.    Sole Dispositive Power

                1,688,000 shares of Common Stock
10.    Shared Dispositive Power

                2,251,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  7.    Sole Voting Power

                563,000 shares of Common Stock
  8.    Shared Voting Power

                2,251,000 shares of Common Stock
  9.    Sole Dispositive Power

                563,000 shares of Common Stock
10.    Shared Dispositive Power

                2,251,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  7.    Sole Voting Power

                0 shares of Common Stock
  8.    Shared Voting Power

                2,251,000 shares of Common Stock
  9.    Sole Dispositive Power

                0 shares of Common Stock
10.    Shared Dispositive Power

                2,251,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  7.    Sole Voting Power

                0 shares of Common Stock
  8.    Shared Voting Power

                2,251,000 shares of Common Stock
  9.    Sole Dispositive Power

                0 shares of Common Stock
10.    Shared Dispositive Power

                2,251,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 2 amends and supplements the following Items of the Statement on Schedule 13(d) (the “Schedule 13D”) of Boss II, LLC, Apollo Investment Fund IV, L.P. (“AIF IV”), Apollo Overseas Partners IV, L.P. (“AOP IV”), Apollo Advisors IV, L.P. and Apollo Management IV, L.P. (collectively, the “Reporting Persons”) originally filed on March 3, 2000 with the Securities Exchange Commission and amended on June 27, 2002, with respect to shares of 7.25% Convertible Participating Preferred Stock of Encompass Services Corporation (the “Issuer”), par value $0.001 per share (the “7.25% Participating Preferred Stock”), the Series C Convertible Participating Preferred Stock, par value $0.001 per share (the “Series C Participating Preferred Stock”) and Common Stock of the Issuer, par value $0.001 per share (the “Common Stock”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a)    The Reporting Persons’ beneficial interest and voting power in the Issuer immediately following the consummation of the sale is approximately 3.3% inasmuch as the Reported Persons sold 230,530 shares of the 7.25% Participating Preferred Stock for $100.00 on December 19, 2002, pursuant to a privately negotiated transaction in the United States of America. The warrants to purchase Common Stock held by the Reporting Persons expired by their terms in November 2002.

(b)    The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by reference.

(c)    Except for the transactions disclosed in (a) above, there have been no transactions with respect to the Shares since October 23, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

(d)    Not applicable.

(e)    The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Encompass Services Corporation on December 19, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented as follows:

Immediately prior to the sale of the 7.25% Participating Preferred Stock, two of the three Reporting Person’s designees to the Issuer’s Board of Directors resigned from their positions on such Board and the Reporting Persons designated the purchaser of such shares as a board member. The Reporting Persons disclaim beneficial ownership of all the shares sold to such person. Following the sale of the 7.25% Convertible Preferred Stock the Reporting Persons have no further right to designate any board members.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly in behalf of each of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Management IV, L.P. and Apollo Advisors IV, L.P.

INVESTORS:

Date: December 23, 2002	APOLLO INVESTMENT FUND IV, L.P.

	By:	Apollo Advisors IV, L.P., its general partner

	By:	Apollo Capital Management IV, Inc., its general partner

	By:	/s/ Michael D. Weiner

Name: Michael D. Weiner
Title: Vice President

Date: December 23, 2002	APOLLO OVERSEAS PARTNERS IV, L.P.

	By:	Apollo Advisors IV, L.P., its
general partner

	By:	Apollo Capital Management IV, Inc., its general partner

	By:	/s/ Michael D. Weiner

Name: Michael D. Weiner
Title: Vice President

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Date: December 23, 2002	APOLLO ADVISORS, IV, L.P.

	By:	Apollo Capital Management IV, Inc., its general partner

	By:	/s/ Michael D. Weiner

Name: Michael D. Weiner
Title: Vice President

Date: December 23, 2002	APOLLO MANAGEMENT IV, L.P.

	By:	/s/ Michael D. Weiner

Name: Michael D. Weiner
Title: Vice President

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